Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zurich, February 28, 2007

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  Record result and high organic growth in 2006 – Expansion of cement production capacity in key markets – Strengthening of aggregates business
  (5 pages)

With kind regards,

Beate Fuchs

Encl.: mentioned

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

File N° 82-4093

Media release

Record result and high organic growth in 2006

Expansion of cement production capacity in key markets

Strengthening of aggregates business

- **Turnover up across all Group regions and segments**
- **Net sales 29.8 percent higher at CHF 24 billion**
- **Operating EBITDA lifted 31.5 percent to CHF 6.1 billion**
- **Operating profit improves 32.2 percent to CHF 4.4 billion**
- **Net income rises 52 percent to CHF 2.7 billion**
- **Net income (attributable to equity holders of Holcim Ltd) increases 39.2 percent to CHF 2.1 billion; this corresponds to earnings per dividend-bearing share of CHF 8.64**
- **Cash flow from operating activities increases by 29.9 percent to CHF 4.4 billion**
- **Proposal to raise dividend by 21.2 percent to CHF 2.00 gross per registered share**

February 28, 2007

2006 consolidated financial statements
Holcim achieved new financial records in 2006. The dynamic state of the construction sector in virtually all markets and the exceptionally favorable weather conditions for construction operations during the whole year boosted demand for products and services. The global spread of Holcim meant that the company particularly benefited. Approximately three quarters of the Group's total cement capacity is located in developing markets which are seeing high growth in the building materials sector.

Holcim also made remarkable progress on the cost front. This has been achieved by optimizing plant capacity, by innovative products and numerous efficiency improvements. In addition, Holcim leads the field when it comes to replacing fossil fuels with alternative energy sources. Overall, the Group shows a very good performance.

There was an above average 13.2 percent increase in internal operating EBITDA growth. Net income rose by 52 percent, which prompted the Board of Directors to propose a dividend increase to the Annual General Meeting.

Sales trend and financial results

Cement deliveries increased to 140.7 million tonnes (2005: 110.6). In particular, this reflects Holcim's strengthened presence in India. The first-time full-year consolidation of Aggregate Industries and the acquisition of Meyer Material Company in the US and Foster Yeoman in the UK resulted in a sizable rise in sales of aggregates to 187.6 million tonnes (2005: 169.3) and ready-mix concrete to 44.2 million cubic meters (2005: 38.2). Asphalt deliveries increased to 15.3 million tonnes (2005: 13.3).

Operating EBITDA reached CHF 6.086 billion (2005: 4.627) on net sales of CHF 23.969 billion (2005: 18.468). The operating EBITDA margin rose to 25.4 percent (2005: 25.1). Consolidated operating profit increased by 32.2 percent to CHF 4.385 billion (2005: 3.316). Cash flow from operating activities also reached a significantly higher level at CHF 4.423 billion (2005: 3.405). Net income (attributable to equity holders of Holcim Ltd) increased 39.2 percent to CHF 2.104 billion (2004: 1.511).

Regional influences

In Europe almost all Group companies posted better financial results. This positive trend was due not only to higher sales volumes, but also to a generally better price environment. The solid increase in sales of aggregates and ready-mix concrete was mainly due to the first-time full-year consolidation of Aggregate Industries UK and Foster Yeoman which became part of the Group in September 2006. Holcim Spain and Holcim France Benelux posted good results. The Group companies in eastern and southeastern Europe also made substantial progress in results, as did Alpha Cement in Russia. The operating EBITDA of Group region Europe increased 22.5 percent to CHF 1.966 billion.

In North America cement shipments declined slightly in line with the regional market trend. There was a rise in sales of aggregates and ready-mix concrete thanks to the first 12-month consolidation of the deliveries made by Aggregate Industries US and the first-time consolidation of Meyer Material Company from June. Holcim US once again significantly exceeded its prior-year result. The company was able to adjust its prices twice. In the case of Aggregate Industries, lower volumes led to a poorer result despite the favorable price environment. Canadian St. Lawrence Cement once again exceeded its previous-year result. The decline in delivery volumes was more than offset by higher selling prices and an increase in construction services. The operating EBITDA of Group region North America increased 11.3 percent to CHF 1.033 billion.

The construction of the Ste. Genevieve cement plant on the Mississippi is progressing according to plan. Following the swift completion of the earth work for the port and the factory site, work is now focused on the task of building the plant facilities. The plant, which will be the largest in the US with an annual capacity of 4 million tonnes, is due to be commissioned by Holcim US in 2009.

In Latin America economic activity steadily accelerated during the course of the year. Deliveries increased in all the markets served by Holcim – markedly so in some cases. Virtually all Group companies turned in a better performance. The improved results were attributable to an increase in delivery volumes of cement and ready-mix concrete and, with a few exceptions, to a good price environment. Group region Latin America succeeded in lifting operating EBITDA by 10.5 percent to CHF 1.244 billion despite poorer results in Brazil and Argentina.

In Africa and the Middle East Holcim posted higher sales volumes in all segments. Only Holcim Lebanon sold less cement. Increases in volumes and a favorable market environment enabled Holcim Morocco and Egyptian Cement in particular to report higher operating results. Holcim South Africa also took advantage of the good market conditions to achieve a further improvement in its performance. The Group companies in the Indian Ocean made substantial contributions. Group region Africa Middle East lifted operating EBITDA by 12.7 percent to CHF 692 million.

Holcim continued to pursue its growth strategy in Asia Pacific and achieved some notable expansion in India. As a result of the first-time consolidation of ACC from February onward and Gujarat Ambuja Cements from May onward, cement deliveries in this region nearly doubled. Holcim sold significantly larger volumes in Sri Lanka and Bangladesh. Several Group companies posted better financial results, but the marked rise in operating results was mainly attributable to the first-time consolidation of the Indian companies. Holcim Lanka and Holcim Bangladesh also made substantially greater contributions to the result of this Group region. In Asia Pacific operating EBITDA increased by 139.6 percent to CHF 1.366 billion.

As part of the strategic expansion program, production capacity in India is to be rapidly increased. This will enable Holcim to satisfy anticipated market growth. The current installed annual capacity of around 40 million tonnes of cement is to be increased to over 50 million tonnes by 2010.

Investment activity
In 2006, Holcim spent CHF 2.054 billion net (2005: 4.853) on acquisitions, mainly in connection with the strengthening of the commitment in India and the acquisition of Meyer Material Company and Foster Yeoman. CHF 2.327 billion net (2005: 1.486) was invested in production and other fixed assets. Major expansion projects are currently under way in the US, India, Morocco, Romania, Bulgaria and France. Investments in rationalization, environmental measures and safety at work amounted to CHF 1.282 billion (2005: 1.011).

Proposed dividend
The Board of Directors will be proposing to the Annual General Meeting on May 4, 2007 that the gross dividend be increased by CHF 0.35 to CHF 2.00 (2006: 1.65) per registered share.

Sustainable development
Holcim has consistently placed enormous importance on sustainable development. The company has been named industry leader in the Dow Jones Sustainability Index for the second year in succession. Holcim was one of the original founders of the Cement Sustainability Initiative of the World Business Council for Sustainable Development in 1999 and has continued to work to successfully reduce CO_2 emissions. During 2006, the Holcim Foundation for Sustainable Construction presented awards for the best of over 3,000 sustainable construction projects submitted from around the world.

Outlook for 2007
In 2007, the construction sector in the emerging markets of Eastern Europe, Latin America and Asia will continue to enjoy significant growth. In the mature markets of Europe and North America, Holcim can also look forward to a solid development overall. The Group has the necessary financial strength to avail itself of opportunities for attractive acquisitions in all segments.

In the business year under review the Group not only benefited from the effect of the expanded scope of consolidation and the dynamic construction sector, but also from the exceptionally favorable weather conditions. Despite the slowdown in some markets, the Board of Directors and the Executive Committee expect to reach again in 2007 the long-term growth target of 5 percent in internal operating EBITDA.

Re-election to the Board of Directors
The Group's Articles of Incorporation stipulate that the periods of office of the members of the Board of Directors have to be scheduled such that every year the term of office of approximately one third of the members expires. Accordingly, at the forthcoming General Meeting Rolf Soiron, Markus Akermann, Peter Küpfer and H. Onno Ruding will be standing for re-election for a further three years.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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A preprint of the 2006 Annual Report is available at www.holcim.com

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Press conference:
Wednesday, February 28, 2007, 9:30 a.m., Holcim, Hagenholzstrasse 85, CH-8050 Zurich

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Key Figures

Holcim Group		2006	2005[1]	+/-%	+/-% local currency
Annual production capacity cement	million t	197.8	160.4	+23.3	
Sales of cement	million t	140.7	110.6	+27.2	
Sales of mineral components	million t	6.0	5.5	+9.1	
Sales of aggregates	million t	187.6	169.3	+10.8	
Sales of ready-mix concrete	million m^3	44.2	38.2	+15.7	
Sales of asphalt	million t	15.3	13.3	+15.0	
Net sales	million CHF	23,969	18,468	+29.8	+28.5
Operating EBITDA	million CHF	6,086	4,627	+31.5	+30.7
Operating EBITDA margin	%	25.4	25.1		
EBITDA	million CHF	6,333	4,757	+33.1	+32.3
Operating profit	million CHF	4,385	3,316	+32.2	+31.6
Operating profit margin	%	18.3	18.0		
Net income	million CHF	2,719	1,789	+52.0	+51.3
Net income margin	%	11.3	9.7		
Net income – equity holders of Holcim Ltd	million CHF	2,104	1,511	+39.2	+38.3
Cash flow from operating activities	million CHF	4,423	3,405	+29.9	+29.0
Cash flow margin	%	18.5	18.4		
Net financial debt	million CHF	12,837	12,693	+1.1	+1.0
Funds from operations [2]/ net financial debt	%	34.6	24.6		
Total shareholders' equity	million CHF	18,725	14,250	+31.4	+35.7
Gearing [3]	%	68.6	89.1		
Personnel	31.12.	88,783	59,901	+48.2	
Earnings per dividend-bearing share [4]	CHF	8.64	6.61	+30.7	+29.8
Fully diluted earnings per share [4]	CHF	8.50	6.52	+30.4	+29.4
Gross dividend	million CHF	509 [5]	382	+33.2	
Gross dividend per share	CHF	2.00 [5]	1.65	+21.2	

Principal key figures in USD (illustrative) [6]					
Net sales	million USD	19,175	14,774	+29.8	
Operating EBITDA	million USD	4,869	3,702	+31.5	
Operating profit	million USD	3,508	2,653	+32.2	
Net income – equity holders of Holcim Ltd	million USD	1,683	1,209	+39.2	
Cash flow from operating activities	million USD	3,538	2,724	+29.9	
Net financial debt	million USD	10,522	9,616	+9.4	
Total shareholders' equity	million USD	15,348	10,795	+42.2	
Earnings per dividend-bearing share [4]	USD	6.91	5.29	+30.6	

Principal key figures in EUR (illustrative) [6]					
Net sales	million EUR	15,170	11,915	+27.3	
Operating EBITDA	million EUR	3,852	2,985	+29.0	
Operating profit	million EUR	2,775	2,139	+29.7	
Net income – equity holders of Holcim Ltd	million EUR	1,332	975	+36.6	
Cash flow from operating activities	million EUR	2,799	2,197	+27.4	
Net financial debt	million EUR	7,973	8,137	-2.0	
Total shareholders' equity	million EUR	11,630	9,135	+27.3	
Earnings per dividend-bearing share [4]	EUR	5.47	4.26	+28.4	

1 Restated in line with IAS 21 amended.
2 Net income plus depreciation and amortization.
3 Net financial debt divided by total shareholders' equity.
4 EPS calculation based on net income attributable to equity holders of Holcim Ltd.
5 Proposed by the Board of Directors.
6 Income statement figures translated at average rate; balance sheet figures at year-end rate.

END